November 5, 2012

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambium Learning Group, Inc. Form 10-K for the fiscal year ended December 31, 2011 Filed March 15, 2012 Response dated October 26, 2012 File No. 001-34575

Dear Ms. Cvrkel:

Cambium Learning Group, Inc. (the “Company” or “we”) is providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 2, 2012 (the “Comment Letter”) relating to the above referenced Form 10-K for the year ended December 31, 2011 filed on March 15, 2012 (the “2011 Form 10-K”). For your convenience, the Staff’s comments have been retyped in italics below and are followed by the Company’s responses.

Annual Report on Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Non-GAAP Measures, page 35

1.	We note your response to our prior comment number two but do not believe you have fully addressed our concerns. While your current presentation and disclosure of the non-GAAP financial measure, Adjusted EBITDA, complies with requirements under Item 10(e)(1)(i) of Regulation S-K, your presentation and disclosure for the non-GAAP financial measures, Adjusted Net Revenues and Adjusted Deferred Revenues do not. For each non-GAAP financial measure presented, you are required to provide the information outlined in Item 10(e)(1)(i) of Regulation S-K relative to that non-GAAP financial measure. Please confirm your understanding in your next response and that you will revise your disclosure to comply with the requirements of Item 10(e)(1)(i)(c) and (d) of Regulation S-K, accordingly.

Response 1: In future filings, we will revise our disclosures to comply with the requirements of Item 10(e)(1)(i)(c) and (d) of Regulation S-K by providing a disclosure substantially as presented below:

EBITDA, Adjusted EBITDA, Adjusted Net Revenues and Adjusted Deferred Revenue are not prepared in accordance with GAAP and may be different from similarly named, non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. We believe that these non-GAAP measures provide useful information to investors because they reflect the underlying performance of the ongoing operations of the company and provide investors with a view of the company’s operations from management’s perspective. Adjusted EBITDA and Adjusted Net Revenues remove significant purchase accounting, non-operational or certain non-cash items from earnings. We use Adjusted EBITDA and Adjusted Net Revenues to monitor and evaluate the operating performance of the company and as the basis to set and measure progress towards performance targets, which directly affect compensation for employees and executives. We use the Change in Adjusted Deferred Revenue as a measure of sales volume. We generally use these non-GAAP measures as measures of operating performance and not as measures of liquidity. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Net Revenues and Adjusted Deferred Revenue should not be construed as an indication that our future results will be unaffected by unusual, non-operational or non-cash items.

Financial Statements, page 45

Notes to the Consolidated Financial Statements, page 52

Note 13 – Fair Value Measurements, page 9

2.	We note your response and proposed disclosure in response to our prior comment seven. Please revise to include your presentation of nonrecurring fair value measurements in a tabular format in accordance with ASC 820-10-50-8.

Response 2: In future filings, we will expand our description of assets and liabilities remeasured to fair value on a nonrecurring basis to cover all disclosures required by ASC 820-10-50-5 and including a tabular format for the presentation of nonrecurring fair value measurements. See below for an example of this revised disclosure as it would have looked in the 2011 Form 10-K:

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily to tangible fixed assets, goodwill and other intangible assets, which are remeasured when the derived fair value is below carrying value on the Consolidated Balance Sheets. For these assets, the Company does not periodically adjust carrying value to fair value except in the event of impairment. If it is determined that an impairment has occurred, the carrying value of the asset is reduced to fair value and the difference is recorded within Income (loss) before interest, other income (expense) and income taxes in the Consolidated Statements of Operations.

With the exception of the goodwill impairment associated with the Voyager and KI reporting units, there were no significant remeasurements of such assets or liabilities to fair value for fiscal years 2011 and 2010.

(in thousands)	Fair Value at Reporting Date Using
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable	Total
	Year Ended	Assets	Inputs	Inputs	Gains
Description	December 31, 2010	(Level 1)	(Level 2)	(Level 3)	(Losses)
Goodwill	$151,915	$—	$—	$151,915	$—

(in thousands)	Fair Value at Reporting Date Using
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable	Total
	Year Ended	Assets	Inputs	Inputs	Gains
Description	December 31, 2011	(Level 1)	(Level 2)	(Level 3)	(Losses)
Goodwill	$114,297	$—	$—	$114,297	$(37,618)

In accordance with the provisions in the accounting guidance for intangibles—goodwill and other, for the year ended December 31, 2009, goodwill with a carrying amount of $161.0 million was written down to $151.9 million, resulting in an impairment charge of $9.1 million, which was included in earnings for the period. In the year ended December 31, 2011, an additional impairment charge of $37.6 million was recorded in earnings to reduce goodwill to $114.3 million. See Note 7 above for further information on the Company’s annual impairment analyses.

See below for an example of this disclosure as it would have looked in the second quarter 2012 Form 10-Q:

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily to tangible fixed assets, goodwill and other intangible assets, which are remeasured when the derived fair value is below carrying value on the Condensed Consolidated Balance Sheets. For these assets, the Company does not periodically adjust carrying value to fair value except in the event of impairment. When it is determined that impairment has occurred, the carrying value of the asset is reduced to fair value and the difference is recorded within Income (loss) before interest, other income (expense) and income taxes in the Condensed Consolidated Statements of Operations.

With the exception of the goodwill impairment associated with the KI reporting unit and the impairment of long-lived assets associated with the restructuring plan, there were no significant remeasurements of such assets or liabilities to fair value for the three and six months ended June 30, 2012.

(in thousands)		Fair Value at Reporting Date Using
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable	Year-to-Date
	As of June	Assets	Inputs	Inputs	Gains
Description	30, 2012	(Level 1)	(Level 2)	(Level 3)	(Losses)
Property, equipment and software	$20,911	$—	$—	$20,911	$(3,111)
Goodwill	99,597	—	—	99,597	(14,700)

Goodwill Impairment

In accordance with applicable accounting guidance, goodwill and other indefinite-lived intangible assets are not amortized but are instead reviewed for impairment at least annually and if a triggering event is determined to have occurred in an interim period. The Company’s annual impairment testing is performed as of December 1 of each year. During the quarter ended June 30, 2012, significant sustained sales declines in the Company’s Kurzweil and IntelliTools product lines within the CLT segment (“KI”) caused the Company to re-evaluate the forecasts for this reporting unit. The Company determined that future sales for KI are not expected to achieve previous forecasts. This adverse change in expected future cash flows triggered the need for an interim goodwill impairment analysis for this reporting unit.

The applicable accounting guidance requires that a two-step impairment test be performed on goodwill. In the first step, the fair value of the reporting unit is compared to its carrying value. If the fair value of the reporting unit exceeds the carrying value of that unit, goodwill is not impaired and no further testing is required. If the carrying value of the reporting unit exceeds the fair value of that unit, then a second step must be performed to determine the implied fair value of the reporting entity’s goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

Determining the fair value of a reporting unit is judgmental in nature, and involves the use of significant estimates and assumptions. These estimates and assumptions may include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. In addition, the Company makes certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values of its reporting units.

In the first step of the impairment test performed on the KI reporting unit as of June 30, 2012, the fair market value of the reporting unit was determined using a weighted income and market approach. The income approach was dependent on multiple assumptions and estimates, including future cash flow projections with a terminal value multiple and the discount rate used to determine the expected present value of the estimated future cash flows. Future cash flow projections were based on management’s best estimates of economic and market conditions over the projected period, including industry fundamentals such as the state of educational funding, revenue growth rates, future costs and operating margins, working capital needs, capital and other expenditures, and tax rates. The discount rate applied to the future cash flows was a weighted-average cost of capital and took into consideration market and industry conditions, returns for comparable companies, the rate of return an outside investor would expect to earn, and other relevant factors. The fair value of the reporting unit also took into consideration a market approach, based on historical and projected multiples of certain guideline companies. The first step of impairment testing as of June 30, 2012 showed that the carrying value of the KI reporting unit exceeded its respective fair value and that the second step of testing was required.

The second step requires the allocation of the fair value of the reporting unit to all of the assets and liabilities of that reporting unit as if the reporting unit had been acquired in a business combination. As a result of the second step of our interim impairment test, the goodwill balance for the KI reporting unit was determined to be partially impaired, and an impairment charge of $14.7 million was recorded as of June 30, 2012. The goodwill impairment charge was primarily the result of lowered forecasts of future sales.

Although management has included its best estimates of the impact of these and other factors in our cash flow projections, the projection of future cash flows is inherently uncertain and requires a significant amount of judgment. Actual results that are significantly different than these cash flow projections or a change in the discount rate could significantly affect the fair value estimates used to value the reporting unit in step one of the goodwill analysis or the fair values of our other asset and liability balances used in step two of the goodwill analysis, and could result in future goodwill impairments.

Impairment of Long-Lived Assets

In the six months ended June 30, 2012, an impairment of long-lived assets charge of $3.1 million was recorded related to the restructuring and reengineering plans discussed in Note 11. As described in Note 11 the calculation of the impairment includes several assumptions based on management’s best estimates about future events, including costs to be incurred and the timing and amount of sublease rentals.

If you have any further comments or questions regarding this letter, please contact the undersigned at 214-932-3208.

Very truly yours,

/s/ Bradley C. Almond
Bradley C. Almond, Senior Vice President and Chief Financial Officer

cc:	Whitley Penn LLP

Lowenstein Sandler PC